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Exhibit 12.1

UNIONBANCAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES REQUIREMENTS

	For the Years Ended December 31,
(In millions, except ratios)
	2003	2004	2005	2006	2007
EXCLUDING INTEREST ON DEPOSITS
Income before income taxes and effect of accounting changes	$821	$1,107	$1,094	$1,031	$863
Fixed Charges:
Interest expense, excluding interest on deposits	37	38	85	199	283
One third of rents, net income from subleases(A)	10	13	16	14	16

Total fixed charges	47	51	101	213	299

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest	$868	$1,158	$1,195	$1,244	$1,162

Ratio of earnings to fixed charges requirements	18.47	22.71	11.83	5.84	3.89

INCLUDING INTEREST ON DEPOSITS
Fixed charges	$47	$51	$101	$213	$299
Add: Interest on deposits	152	147	303	649	991

Total fixed charges including interest on deposits	$199	$198	$404	$862	$1,290

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest, as above	$868	$1,158	$1,195	$1,244	$1,162
Add: Interest on deposits	152	147	303	649	991

Total earnings before taxes, fixed charges, effect of accounting changes, and interest on deposits	$1,020	$1,305	$1,498	$1,893	$2,153

Ratio of earnings to fixed charges requirements	5.13	6.59	3.71	2.20	1.67

(A)
The proportion deemed representative of the interest factor.

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  Exhibit 12.1
UNIONBANCAL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES REQUIREMENTS